                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*

                           DELTA AND PINE LAND COMPANY
                           ---------------------------
                                (Name of Issuer)

                          Common Stock, $0.10 Par Value
                          -----------------------------
                         (Title of Class of Securities)

                                    247357106
                                    ---------
                                 (CUSIP Number)

                                December 31, 1998
                                -----------------
                      (Date of Event which Requires Filing
                               of this Statement)



Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

                                [ ] Rule 13d-1(b)
                                [X] Rule 13d-1(c)
                                [ ] Rule 13d-1(d)



  *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

  The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

----------------------------------                       -----------------------
CUSIP No.  247357106                    13G                  Page  2 of 11 Pages
          ------------------------                                ---  ----
----------------------------------                       -----------------------

---------- ---------------------------------------------------------------------
        1  NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           Soros Fund Management LLC
---------- ---------------------------------------------------------------------
        2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                             (a)  [ ]

                                                             (b)  [X]

---------- ---------------------------------------------------------------------
        3  SEC USE ONLY

---------- ---------------------------------------------------------------------
        4  CITIZENSHIP OR PLACE OF ORGANIZATION

           DELAWARE
-------------------- ------ ----------------------------------------------------
                         5  SOLE VOTING POWER

                            1,975,921
                     ------ ----------------------------------------------------
     NUMBER OF           6  SHARED VOTING POWER
      SHARES
   BENEFICIALLY             -0-
     OWNED BY
                     ------ ----------------------------------------------------
       EACH              7  SOLE DISPOSITIVE POWER
     REPORTING
      PERSON                1,975,921
       WITH
                     ------ ----------------------------------------------------
                         8  SHARED DISPOSITIVE POWER

                            -0-
---------- ---------------------------------------------------------------------
        9  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           1,975,9211
---------- ---------------------------------------------------------------------
       10  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
           [X]
---------- ---------------------------------------------------------------------
       11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

           5.14%
---------- ---------------------------------------------------------------------
       12  TYPE OF REPORTING PERSON*

           OO, IA
---------- ---------------------------------------------------------------------
                      *SEE INSTRUCTION BEFORE FILLING OUT!

--------------------------
1 Position as of February 11, 1999.

                               Page 2 of 11 Pages

----------------------------------                       -----------------------
CUSIP No.  247357106                    13G                  Page  3 of 11 Pages
          ------------------------                                ---  ----
----------------------------------                       -----------------------
---------- ---------------------------------------------------------------------
        1  NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           George Soros    (in the capacity described herein)
---------- ---------------------------------------------------------------------
        2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                           (a)  [ ]

                                                           (b)  [X]

---------- ---------------------------------------------------------------------
        3  SEC USE ONLY

---------- ---------------------------------------------------------------------
        4  CITIZENSHIP OR PLACE OF ORGANIZATION

           UNITED STATES
-------------------- ------ ----------------------------------------------------
                         5  SOLE VOTING POWER

                            -0-
                     ------ ----------------------------------------------------
     NUMBER OF           6  SHARED VOTING POWER
      SHARES
   BENEFICIALLY             1,975,921
     OWNED BY
                     ------ ----------------------------------------------------
       EACH              7  SOLE DISPOSITIVE POWER
     REPORTING
      PERSON                -0-
       WITH
                     ------ ----------------------------------------------------
                         8  SHARED DISPOSITIVE POWER

                            1,975,921
---------- ---------------------------------------------------------------------
        9  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           1,975,9212
---------- ---------------------------------------------------------------------
       10  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

           [X]
---------- ---------------------------------------------------------------------
       11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

           5.14%
---------- ---------------------------------------------------------------------
       12  TYPE OF REPORTING PERSON*

           IA
---------- ---------------------------------------------------------------------
                      *SEE INSTRUCTION BEFORE FILLING OUT!

--------------------------
2 Position as of February 11, 1999.

                               Page 3 of 11 Pages

----------------------------------                       -----------------------
CUSIP No.  247357106                    13G                  Page  4 of 11 Pages
          ------------------------                                ---  ----
----------------------------------                       -----------------------
---------- ---------------------------------------------------------------------
        1  NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           Stanley F. Druckenmiller    (in the capacity described herein)
---------- ---------------------------------------------------------------------
        2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                           (a)  [ ]

                                                           (b)  [X]

---------- ---------------------------------------------------------------------
        3  SEC USE ONLY

---------- ---------------------------------------------------------------------
        4  CITIZENSHIP OR PLACE OF ORGANIZATION

           UNITED STATES
-------------------- ------ ----------------------------------------------------
                         5  SOLE VOTING POWER

                            -0-
                     ------ ----------------------------------------------------
     NUMBER OF           6  SHARED VOTING POWER
      SHARES
   BENEFICIALLY             1,975,921
     OWNED BY
                     ------ ----------------------------------------------------
       EACH              7  SOLE DISPOSITIVE POWER
     REPORTING
      PERSON                -0-
       WITH
                     ------ ----------------------------------------------------
                         8  SHARED DISPOSITIVE POWER

                            1,975,921
---------- ---------------------------------------------------------------------
        9  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           1,975,9213
---------- ---------------------------------------------------------------------
       10  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

---------- ---------------------------------------------------------------------
       11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

           5.14%
---------- ---------------------------------------------------------------------
       12  TYPE OF REPORTING PERSON*

           IA
---------- ---------------------------------------------------------------------
                      *SEE INSTRUCTION BEFORE FILLING OUT!

--------------------------
3 Position as of February 11, 1999.

                               Page 4 of 11 Pages

----------------------------------                       -----------------------
CUSIP No.  247357106                    13G                  Page  5 of 11 Pages
          ------------------------                                ---  ----
----------------------------------                       -----------------------
---------- ---------------------------------------------------------------------
        1  NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           Duquesne Capital Management, L.L.C.
---------- ---------------------------------------------------------------------
        2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                          (a)   [ ]

                                                          (b)   [X]

---------- ---------------------------------------------------------------------
        3  SEC USE ONLY

---------- ---------------------------------------------------------------------
        4  CITIZENSHIP OR PLACE OF ORGANIZATION

           PENNSYLVANIA
-------------------- ------ ----------------------------------------------------
                         5  SOLE VOTING POWER

                            -0-
                     ------ ----------------------------------------------------
     NUMBER OF           6  SHARED VOTING POWER
      SHARES
   BENEFICIALLY             -0-
     OWNED BY
                     ------ ----------------------------------------------------
       EACH              7  SOLE DISPOSITIVE POWER
     REPORTING
      PERSON                -0-
       WITH
                     ------ ----------------------------------------------------
                         8  SHARED DISPOSITIVE POWER

                            -0-
---------- ---------------------------------------------------------------------
        9  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           -0-4
---------- ---------------------------------------------------------------------
       10  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*


---------- ---------------------------------------------------------------------
       11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

           0.00%
---------- ---------------------------------------------------------------------
       12  TYPE OF REPORTING PERSON*

           OO, IA
---------- ---------------------------------------------------------------------
                      *SEE INSTRUCTION BEFORE FILLING OUT!


--------------------------
4 Position as of February 11, 1999.

                               Page 5 of 11 Pages

Item 1(a)      Name of Issuer:
---------      ---------------
               Delta and Pine Land Company (the "Issuer")

Item 1(b)      Address of Issuer's Principal Executive Offices:
---------      ------------------------------------------------
               One Cotton Row
               Scott, Mississippi 38772


Items 2(a)     Name of Person Filing:
----------     ----------------------

               This Statement is filed on behalf of the following persons (collectively, the "Reporting Persons"):

               i) Soros Fund Management LLC, a Delaware limited liability company ("SFM LLC");

               ii)  Mr. George Soros ("Mr. Soros");

               iii) Mr. Stanley F. Druckenmiller ("Mr. Druckenmiller"); and

               iv) Due to a recent disposition of all of the Shares (as defined herein) held for the accounts of the Duquesne Clients (as defined herein), this Schedule 13G will no longer include Duquesne Capital Management, L.L.C., a Pennsylvania limited liability company, as a Reporting Person.

               This Statement relates to Shares (as defined herein) held for the accounts of Quantum Partners, Quasar Partners and the Duquesne LLC Clients (each as defined herein). SFM LLC serves as principal investment manager to Quantum Partners LDC, a Cayman Islands exempted limited duration company ("Quantum Partners") and, as such, has been granted investment discretion over portfolio investments, including the Shares held for the account of Quantum Partners. Pursuant to a combination of Quasar International Fund N.V. ("Quasar Fund") with and into Quantum Industrial Holdings Ltd. ("QIH"), effective February 1, 1999, portfolio investments previously held indirectly by Quasar Fund (including the Shares held for the account of Quasar International Partners, C.V., a


                               Page 6 of 11 Pages

               Netherlands Antilles limited partnership ("Quasar Partners")), were transferred to, and are held indirectly by, QIH. SFM LLC serves as principal investment manager to both Quasar Partners and QIH, and remains the principal investment manager of such portfolio investments. Mr. Soros is the Chairman of SFM LLC. Mr. Druckenmiller is the Lead Portfolio Manager and a Member of the Management Committee of SFM LLC. Mr. Druckenmiller also owns a 75% interest in, and is the sole managing member of, Duquesne LLC, an investment advisory firm that serves as a discretionary investment advisor to a limited number of institutional clients (the "Duquesne LLC Clients").

Item 2(d)      Title of Class of Securities:
---------      -----------------------------
               Common Stock, par value $0.10 per share (the "Shares")

Item 2(e)      CUSIP Number:
---------      -------------
               247357106

Item 4.        Ownership:
-------        ----------

Item 4(a)      Amount Beneficially Owned:
---------      --------------------------

               As of February 11, 1999, each of the Reporting Persons may be deemed the beneficial owner of the following number of Shares:

               i) SFM LLC, Mr. Soros and Mr. Druckenmiller may be deemed to be the beneficial owner of 1,975,921 Shares. This number consists of
               (A) 1,934,577 Shares held for the account of Quantum Partners and
               (B) 41,344 Shares held for the account of Quasar Partners.

               ii) Duquesne LLC may be deemed the beneficial owner of -0- Shares held for the accounts of the Duquesne LLC Clients.

Item 4(b)      Percent of Class:
---------      -----------------

               i) The number of Shares of which each of SFM LLC, Mr. Soros and Mr. Druckenmiller may be deemed to be the beneficial owner constitutes approximately 5.14% of the total number of Shares outstanding.


                               Page 7 of 11 Pages

               ii) The number of Shares of which Duquesne LLC may be deemed to be the beneficial owner constitutes 0.00% the total number of Shares outstanding.


Item 4(c)      Number of shares as to which such person has:
---------      ---------------------------------------------

               SFM LLC
               -------

               (i)     Sole power to vote or to direct the vote: 1,975,921

               (ii)    Shared power to vote or to direct the vote: -0-

               (iii)   Sole power to dispose or to direct the disposition of:
                       1,975,921

               (iv)    Shared power to dispose or to direct the disposition of:
                       -0-

               Mr. Soros
               ---------

               (i)     Sole power to vote or to direct the vote: -0-

               (ii)    Shared power to vote or to direct the vote: 1,975,921

               (iii)   Sole power to dispose or to direct the disposition of:
                       -0-

               (iv)    Shared power to dispose or to direct the disposition of:
                       1,975,921

               Mr. Druckenmiller
               -----------------

               (i)     Sole power to vote or to direct the vote: -0-

               (ii)    Shared power to vote or to direct the vote: 1,975,921

               (iii)   Sole power to dispose or to direct the disposition of:
                       -0-

               (iv)    Shared power to dispose or to direct the disposition of:
                       1,975,921



                               Page 8 of 11 Pages

               Duquesne LLC
               ------------

               (i)     Sole power to vote or to direct the vote: -0-

               (ii)    Shared power to vote or to direct the vote: -0-

               (iii)   Sole power to dispose or to direct the disposition of:
                       -0-

               (iv)    Shared power to dispose or to direct the disposition of:
                       -0-


Item 6         Ownership of More than Five Percent on Behalf of Another Person:
------         ----------------------------------------------------------------
               The shareholders of Quantum Partners, including Quantum Fund N.V., a Netherlands Antilles company, have the right to participate in the receipt of dividends from, or proceeds from the sale of, the Shares held for the account of Quantum Partners in accordance with their ownership interests in Quantum Partners.

               The partners of Quasar Partners, including Quantum Industrial Partners LDC, a Cayman Islands Limited Duration Company, have the right to participate in the receipt of dividends from, or proceeds from the sale of, securities (including the Shares) held for the account of Quasar Partners in accordance with their partnership interests in Quasar Partners.

               Duquesne LLC expressly disclaims beneficial ownership of any Shares.

Item 7         Identification and Classification of the
------         ----------------------------------------
               Subsidiary Which Acquired the Security Being
               --------------------------------------------
               Reported on By the Parent Holding Company:
               ------------------------------------------
               Not Applicable

Item 8         Identification and Classification of Members of the Group:
------         ----------------------------------------------------------
               Not Applicable


Item 9         Notice of Dissolution of Group:
------         -------------------------------
               Not Applicable




                               Page 9 of 11 Pages

Item 10        Certification:
-------        --------------

     By signing below each signatory certifies that, to the best of his/its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the Issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.





                               Page 10 of 11 Pages

                                    SIGNATURE
                                    ---------

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Dated: February 12, 1999            SOROS FUND MANAGEMENT LLC


                                    By: /s/ Michael C. Neus
                                       ----------------------------
                                       Michael C. Neus
                                       Assistant General Counsel


Dated: February 12, 1999            GEORGE SOROS


                                    By: /s/ Michael C. Neus
                                       ----------------------------
                                       Michael C. Neus
                                       Attorney-in-Fact


Dated: February 12, 1999            STANLEY F. DRUCKENMILLER


                                    By: /s/ Michael C. Neus
                                       ----------------------------
                                       Michael C. Neus
                                       Attorney-in-Fact


Dated: February 12, 1999            DUQUESNE CAPITAL MANAGEMENT, L.L.C.


                                    By: /s/ Gerald Kerner
                                       ----------------------------
                                       Gerald Kerner
                                       Managing Director



                               Page 11 of 11 Pages